Exhibit (h)(117)

THIRD AMENDMENT TO THE

JANUS INVESTMENT FUND

AMENDED AND RESTATED TRANSFER AGENCY AGREEMENT

This AMENDMENT is made this 26th day of May, 2017, between JANUS INVESTMENT FUND, a Massachusetts business trust (the “Trust”), on behalf of those series of the Trust set forth on Appendix A to the Agreement (each, a “Fund” and collectively, the “Funds”), as may be amended from time to time, and JANUS SERVICES LLC, a Delaware limited liability company (“JSLLC”).

WITNESSETH

WHEREAS, the Trust and JSLLC are parties to an Amended and Restated Transfer Agent Agreement dated June 18, 2002, as amended (the “Agreement”);

WHEREAS, the parties desire to amend the Agreement as set forth in greater detail below;

WHEREAS, the parties have agreed to amend the Agreement to reflect that JSLLC may act as a security depository pursuant to Rule 17f-4 under the Investment Company Act of 1940, as amended, with respect to the shares of underlying investment companies for which JSLLC serves as transfer agent, and in which certain of the Funds may invest; and

WHEREAS, the parties have obtained appropriate Trustee approval to amend the Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth and for other good and valuable consideration, the parties agree to amend the Agreement as follows:

1.	Section 6 of the Agreement shall be deleted in its entirety and replaced with the following:

“6. Reliance by Transfer Agent. JSLLC shall be protected in acting upon any paper or document believed by it to be genuine and to have been signed by a duly authorized officer of the Trust and shall not be held to have any notice of any change of authority of any such person until receipt of written certification thereof from the Trust. JSLLC shall be under no duty or obligation to inquire into, and shall not be liable for: (a) the legality of the issue or sale of any shares of a Fund, or the sufficiency of the amount to be received therefor; (b) the legality of the redemption of any shares of a Fund, or the propriety of the amount to be paid therefor; (c) the legality of the declaration of any dividend by a Fund, or the legality of the issue of any shares of a Fund in payment of any stock dividend; or (d) the legality of any recapitalization or readjustment of a Fund’s shares. Notwithstanding this Section 6, and for the avoidance of doubt, with respect to instances where JSLLC is acting as a securities depository pursuant to Rule 17f-4 under the 1940 Act with respect to the shares of underlying investment companies for which

Exhibit (h)(117)

JSLLC serves as transfer agent, and in which a Fund invests, JSLLC shall not disclaim liability for itself or its affiliates for any loss, damages, expense, or cost arising out of (or responsibility for the authenticity of) any oral or written instructions, for exchange or redemption of shares, they believe to be genuine.”

2.

The parties acknowledge that the Agreement, as amended, remains in full force and effect as of the date of this Amendment, and that this Amendment, together with the Agreement and any prior amendments, contains the entire understanding and the full and complete agreement of the parties and supersedes and replaces any prior understandings and agreements among the parties respecting the subject matter hereof.

3.	This Amendment may be contemporaneously executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date first above written.

JANUS SERVICES LLC

By:	/s/ Doug Laird
Name: Doug Laird
Title: President

JANUS INVESTMENT FUND

By:	/s/ Kathryn Santoro
Name: Kathryn Santoro
Title: Vice President, Chief Legal Counsel, and Secretary

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